# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Belpointe PREP, LLC, CIK 0001807046
CUSIP: 080694102
Title of class of securities: Class A Units
Address of issuer's principal executive offices: 255 GLENVILLE ROAD, GREENWICH, Connecticut (CT), 06831
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-22-000976
Filed by CIK 0001510434

## Reporting persons
- Empirical Financial Services, LLC d.b.a. Empirical Wealth Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); member of a group; sole voting power 252,876; shared voting power 0; sole dispositive power 256,339; shared dispositive power 0; aggregate amount beneficially owned 256,339 (7.03% of the class)

## Item 1. Issuer
Name of issuer: Belpointe PREP, LLC
Address of issuer's principal executive offices:
255 GLENVILLE ROAD
GREENWICH, CONNECTICUT
06831

## Item 2. Person Filing
Name of person filing: Empirical Financial Services, LLC d.b.a. Empirical Wealth Management
Address of principal business office or, if none, residence:
1420 5th Ave
Suite 3150
Seattle, Washington 98101
Citizenship: Empirical Financial Services, LLC d.b.a. Empirical Wealth Management - WASHINGTON

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 256339
Percent of class: 7.03
Sole power to vote or to direct the vote: Empirical Financial Services, LLC d.b.a. Empirical Wealth Management - 252876
Shared power to vote or to direct the vote: Empirical Financial Services, LLC d.b.a. Empirical Wealth Management - 0
Sole power to dispose or to direct the disposition: Empirical Financial Services, LLC d.b.a. Empirical Wealth Management - 256339
Shared power to dispose or to direct the disposition: Empirical Financial Services, LLC d.b.a. Empirical Wealth Management - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Empirical Financial Services, LLC d.b.a. Empirical Wealth Management: /s/ Justin Buller, Chief Compliance Officer (01/28/2025)